Exhibit 4.16

ROLLOVER OPTION PLAN

NEWAMSTERDAM PHARMA COMPANY N.V.

INTRODUCTION

Article 1

This document sets out rules relating to the Rollover Options.

DEFINITIONS AND INTERPRETATION

Article 2

2.1	In this Plan the following definitions shall apply:

Article	An article of this Plan.

BCA	The Business Combination Agreement dated July 25, 2022 and entered into among the Company, Frazier Lifesciences Acquisition Corporation, NewAmsterdam Pharma Investment Corporation and NewAmsterdam Pharma Holding B.V.

Board	The Company’s board of directors.

Change of Control

The occurrence of any one or more of the following events (which, for the avoidance of doubt, do not include the Closing or any events occurring prior to the Closing):

a.  the direct or indirect change in ownership or control of the Company effected through one transaction, or a series of related transactions within a twelve-month period, as a result of which any Person or group of Persons acting in concert, directly or indirectly acquires (i) beneficial ownership of more than half of the Company’s issued share capital and/or (ii) the ability to cast more than half of the voting rights in the General Meeting;

b.  at any time during a period of twelve consecutive months, individuals who at the beginning of such period constituted the Board cease to constitute a majority of members of the Board, provided that any new Director who was nominated for appointment by the Board by a vote of at least a majority of the Directors who either were Directors at the beginning of such twelve-month period or whose nomination for appointment was so approved, shall be considered as though such individual were a Director at the beginning of such twelve-month period;

c.   the consummation of a merger, demerger or business combination of the Company or any Subsidiary with another Person, unless such transaction results in the shares in the Company’s capital outstanding immediately prior to the consummation of such transaction continuing to represent (either by remaining outstanding or by being converted into, or exchanged for, voting securities of the surviving or acquiring Person or a parent thereof) at least half of the voting rights in the General Meeting or in the shareholders’ meeting of such surviving or acquiring Person or parent outstanding immediately after the consummation of such transaction;

d.  the consummation of any sale, lease, exchange or other transfer to any Person or group of Persons acting in concert, not being Subsidiaries, in one transaction or a series of related transactions within a twelve-month period, of all or substantially all of the business of the Company and its Subsidiaries; or

e.   such other event which the Committee reasonably determines to constitute a change of control in respect of the Company.

Closing	The consummation of the transactions contemplated by the BCA.

Closing Date	The date of the Closing.

Committee

The following body, as applicable:

a.  the Board, to the extent the administration or operation of this Plan relates to Rollover Options held by Participants who are members of the compensation committee established by the Board; or

b. the compensation committee established by the Board for all other matters relating to the administration or operation of the Plan.

Company	NewAmsterdam Pharma Company N.V.

DCC	The Dutch Civil Code.

Director	A member of the Board.

DR	A depository receipt for a Share issued by Stichting Administratiekantoor EPNAP.

Exercise Date	The date on which a Rollover Option is duly exercised by or on behalf of the Participant concerned.

Exercise Price	The exercise price applicable to a Rollover Option.

FMV	The closing price of a Share on the relevant date (or, if there is no reported sale of Shares on such date, on the last preceding date on which any such reported sale occurred) on the principal stock exchange where Shares have been admitted for trading, unless determined otherwise by the Committee.

General Meeting	The Company’s general meeting of shareholders.

Grant Date	The date on which the relevant Rollover Options were originally granted by NewAmsterdam Pharma Holding B.V. as specified in Annex A.

Participant	The holder of a Rollover Option, including, as the context may require, the rightful heir(s) of a previous holder of such Rollover Option having acquired such Rollover Option as a result of the death of such previous holder.

Performance Criteria	The performance criteria applicable to a Rollover Option.

Person	A natural person, partnership, company, association, cooperative, mutual insurance society, foundation or any other entity or body which operates externally as an independent unit or organisation.

Plan	This Rollover Option plan.

Plan Share	A Share underlying a Rollover Option.

Rollover Options	The options to subscribe for or otherwise acquire Shares as listed in Annex A to this Plan, originally issued by NewAmsterdam Pharma Holding B.V. and assumed by the Company, all of which are “Rollover Company Options” as defined by the BCA.

Rollover Option Agreements	The agreements governing the existence of the Rollover Options between the Company, NewAmsterdam Pharma Holding B.V. and the respective Participants, in each case dated on or about the Closing Date (as amended from time to time).

Share	An ordinary share in the Company’s capital.

Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a DCC.

Transfer	The (i) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Securities and Exchange Act of 1934, as amended, and the rules and regulations of the United States Securities and Exchange Commission promulgated thereunder, with respect to, any security, (ii) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (iii) public announcement of any intention to effect any transaction specified in clause (i) or (ii).

2.2	References to statutory provisions are to those provisions as they are in force from time and as amended to time.

2.3	Terms that are defined in the singular have a corresponding meaning in the plural.

2.4	Words denoting a gender include each other gender.

2.5	Except as otherwise required by law, the terms “written” and “in writing” include the use of electronic means of communication.

ADMINISTRATION

Article 3

3.1

This Plan shall be administered by the Committee. The Committee’s powers and authorities under this Plan include the authority to perform the following matters, in each case consistent with and subject to the terms of this Plan:

a.

amending or waiving the terms applicable to outstanding Rollover Options (including Performance Criteria, if applicable), provided that no such amendment shall take effect without the consent of the affected Participant(s), if such amendment would materially and adversely affect the rights of the Participant(s) under such Rollover Options, except to the extent that any such amendment is made to cause this Plan or the Rollover Options concerned to comply with applicable law, stock exchange rules, accounting principles or tax rules and regulations;

b.	making any determination under, and interpreting the terms of, this Plan, any rules or regulations issued pursuant to this Plan and any Rollover Option Agreement;

c.	correcting any defect, supplying any omission or reconciling any inconsistency in the Plan or any Rollover Option Agreement;

d.

settling any dispute between the Company and any Participant (including any beneficiary of his Rollover Options) regarding the administration and operation of this Plan, any rules or regulations issued pursuant to this Plan, and any Rollover Option Agreement entered into with such Participant; and

e.	making any other determination or taking any other action which the Committee considers to be necessary, useful or desirable in connection with the administration or operation of this Plan.

3.2	The Committee may issue further rules and regulations for the administration and operation of this Plan, consistent with and subject to the terms of this Plan.

3.3	All decisions of the Committee shall be final, conclusive and binding upon the Company and the Participants (including beneficiaries of Rollover Options).

ROLLOVER OPTIONS

Article 4

4.1

The Rollover Options shall be governed by the terms and conditions, including vesting terms and applicable Performance Criteria (if any), that applied to such Rollover Options immediately before being assumed by the Company, provided that, in case of any inconsistency between those terms and conditions and this Plan, the provisions of this Plan shall prevail.

4.2

No Rollover Option is intended to confer any rights on the relevant Participant except as set forth in the applicable Rollover Option Agreement. In particular, no Rollover Option should be construed as giving any Participant the right to remain employed by or to continue to provide services for the Company or any Subsidiary.

4.3

The exercise period for the Rollover Options shall expire on the tenth anniversary of their respective Grant Dates, or on such earlier date as specified in the applicable Rollover Option Agreement. Unless determined otherwise by the Committee, if the exercise of a Rollover Option is prohibited by applicable law or the Company’s insider trading policy on the last business day of such exercise period, such exercise period shall be extended for a period of one month following the end of such prohibition.

4.4

Unless determined otherwise by the Committee, Rollover Options cannot be transferred, pledged or otherwise encumbered, except by testament or hereditary law as a result of death of the Participant concerned.

4.5

If, as a result of changes in applicable law, accounting principles or tax rules and regulations, or due to a variation of the composition of the Company’s issued share capital (including a share split, reverse share split, redenomination of the nominal value, or as a result of a dividend or other distribution, reorganisation, acquisition, merger, demerger, business combination or other transaction involving the Company or a Subsidiary), an adjustment to this Plan, any Rollover Option Agreement and/or outstanding Rollover Options is necessary to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under this Plan, the Committee may adjust equitably any or all of:

a.	the number of Plan Shares available under this Plan;

b.	the number of Plan Shares underlying outstanding Rollover Options; and/or

c.	the Exercise Price or other terms applicable to outstanding Rollover Options.

4.6

Any rights, payments and benefits under any Rollover Option shall be subject to repayment and/or recoupment by the Company in accordance with applicable law, stock exchange rules and such policies and procedures as the Company may adopt from time to time.

VESTING AND EXERCISE

Article 5

5.1

Upon the exercise of vested Rollover Options, the Company shall be obliged to deliver to the Participant concerned (or the beneficiary of such Rollover Options, as applicable), the Plan Shares underlying such Rollover Options or, if such Participant elects to receive DRs instead of Plan Shares, the equivalent number of DRs.

5.2

Only vested Rollover Options may be exercised in accordance with their terms. A Rollover Option can only be exercised by or on behalf of the Participant holding such Rollover Option. Notwithstanding anything to the contrary in this Plan, the exercise of a vested Rollover Option shall always be and remain suspended until a registration statement registering the issuance of the Plan Shares issuable pursuant thereto has been filed with the United States Securities and Exchange Commission.

5.3

A Rollover Option can only be exercised through the use of an electronic system or platform to be designated by the Committee (if and when such system or platform has been set up by the Company), or otherwise by delivering written notice to the Company in a form approved by the Committee.

5.4

Upon the exercise of a Rollover Option, the applicable Exercise Price must immediately be paid in cash, wire transfer of immediately available funds or by check payable to the order of the Company, provided that the Committee, subject to applicable law, may allow such Exercise Price to be satisfied on a cashless or net settlement basis, applying any of the following methods (or a combination thereof):

a.

by means of an immediate sale by or on behalf of the relevant Participant of part of the Plan Shares underlying the Rollover Option(s) being exercised, with sale proceeds equal to the Exercise Price being remitted to the Company and any remaining net sale proceeds (less applicable costs, if any) being paid to such Participant;

b.

by means of the relevant Participant forfeiting his entitlement to receive part of the Plan Shares underlying the Rollover Option(s) being exercised at FMV on the Exercise Date and charging the aggregate nominal value of the remaining Plan Shares underlying such Rollover Option(s) against the Company’s reserves which are recognized for Dutch dividend withholding tax purposes;

c.

by means of the relevant Participant surrendering his entitlement to receive part of the Plan Shares underlying the Rollover Option(s) being exercised at FMV on the Exercise Date, against the Company becoming due an equivalent amount to such Participant and setting off that obligation against the Company’s receivable with respect to payment of the applicable Exercise Price; or

d.	by means of the relevant Participant surrendering and transferring Shares to the Company (which may include Plan Shares underlying the Rollover Option(s) being exercised) at FMV on the Exercise Date.

5.5	When a Rollover Option is exercised, the Company shall, at the discretion of the Committee, subject to applicable law and the Company’s insider trading policy:

a.	issue new Plan Shares to the relevant Participant; or

b.	transfer existing Plan Shares held by the Company to the relevant Participant,

provided, in each case, that (i) Plan Shares may be delivered in the form of book-entry securities representing those Plan Shares (or beneficial ownership of those Plan Shares entitling the holder to exercise or direct the exercise of voting rights attached thereto) credited to the securities account designated by the relevant Participant and (ii) if such Participant elects to receive DRs instead of Plan Shares, the Company shall cause such DRs to be issued to the Participant. Furthermore, Plan Shares (or DRs, as applicable) may be delivered as described in the previous sentence to a Person designated by the relevant Participant, with the prior approval of the Committee, as beneficiary of his Rollover Options. The Plan Shares (or DRs, as applicable) shall be delivered in such form(s) as may be determined by the Committee and shall be subject to such stop transfer orders and other restrictions as the Committee may deem required or advisable. Furthermore, the Committee may determine that certificates for such Shares (or DRs, as applicable) shall bear an appropriate legend referring to the terms, conditions and restrictions applicable thereto.

5.6

If a Rollover Option is exercised and such Rollover Option does not relate to a whole number of Plan Shares, the number of Plan Shares underlying such Rollover Option shall be rounded down to the nearest integer.

PLAN SHARES AVAILABLE FOR ROLLOVER OPTIONS Article 6

6.1	Subject to Article 4.5, the Plan Shares underlying Rollover Options, irrespective of whether such Rollover Options have been exercised, may not represent more than 1,736,545 Shares.

6.2	Plan Shares underlying Rollover Options which expire, which are cancelled or otherwise terminated, shall no longer be available under this Plan.

CHANGE OF CONTROL

Article 7

7.1

If long-term incentive awards are granted in assumption of, or in substitution or exchange for, outstanding Rollover Options in connection with a Change of Control and the Committee has determined that such awards are sufficiently equivalent to the outstanding Rollover Options concerned, then such outstanding Rollover Options shall be cancelled and terminated upon the replacement awards being granted to the Participants concerned.

7.2

If, in connection with a Change of Control, outstanding Rollover Options are not replaced by long-term incentive awards as described in Article 7.1, or are replaced by long-term incentive awards which the Committee does not consider to be sufficiently equivalent to such outstanding Rollover Options, then such Rollover Options shall immediately vest in full, unless the Committee decides otherwise.

7.3

For purposes of this Article 7, awards shall not be considered to be “sufficiently equivalent” to outstanding Rollover Options, if the underlying securities are not widely held and publicly traded on a regulated national stock exchange.

LOCK-UP

Article 8

8.1

In connection with any registration of the Company’s securities under United States securities laws, to the extent requested by the Company or the underwriters managing any offering of the Company’s securities, and except as otherwise approved by the Committee or pursuant to any exceptions approved by such underwriters, a Participant may not Transfer any Shares acquired by a Participant pursuant to the issuance, vesting or exercise of any Rollover Option prior to such period following the effective date of such registration as designated by such underwriters, not to exceed 180 days following such registration.

8.2	The Company may impose stop-transfer instructions with respect to the Shares subject to the restriction stipulated by Article 8.1 until the end of the lock-up period referred to in that provision.

TAX

Article 9

9.1

Any and all tax liability (e.g., any wage tax or income tax) and employee social security premiums due in connection with or resulting from the granting, vesting, exercise of a Rollover Options (or the implementation of the Plan) or any payment or transfer under a Rollover Option (or under the Plan generally) shall be for the account of the relevant Participant.

9.2

The Company or any Subsidiary may, and each Participant shall permit the Company or any Subsidiary to, withhold from any Rollover Options granted or any payment due or transfer made under any Rollover Options (or under the Plan generally) or from any compensation or other amount owing to a Participant the amount (in cash, Shares, other Rollover Options, other property, net settlement or any combination thereof) of applicable income taxes or (wage) withholding taxes due in respect of a Rollover Option, the grant of a Rollover Option, its exercise (or the implementation of the Plan), or any payment or transfer under such Rollover Option (or under the Plan generally) and to take such other action, including providing for (elective) payment of such amounts in cash or Shares by the Participant, as may be necessary in the option of the Company to satisfy all obligations for the payment of such taxes. In addition, the Company may cause the sale by or on behalf of the relevant Participant of part of the Plan Shares underlying any Rollover Option being exercised, with sale proceeds equal to the applicable wage or withholding taxes being remitted to the Company and any remaining net sale proceeds (less applicable costs, if any) being paid to such Participant.

9.3

This Plan is governed by the tax laws and social security legislation and regulations prevailing at the date a certain taxable event occurs. If any tax and/or employee social security legislation or regulations are amended and any tax or employee social security levies become payable as a result of such legislative amendment, the costs and the risk related thereto shall be born solely by the relevant Participant.

9.4

Notwithstanding the provisions of Article 9.2, where, in relation to a Rollover Option granted under this Plan, the Company or any Subsidiary (as the case may be) is liable, or is in accordance with the current practice believed by the Committee to be liable, to account for any tax or social security authority for any sum in respect of any tax or social security liability of the Participant, the Rollover Option may not be exercised unless the relevant Participant has paid to the Company or the relevant Subsidiary (as the case may be) an amount sufficient to discharge the liability).

9.5

If, and to the extent, the Company or any Subsidiary (as the case may be) is not reimbursed, by means of the provisions of Article 9.2 or 9.4, for any wage tax or income tax, employee’s social security contributions liability or any other liabilities for which the Company or a Subsidiary (as the case may be) has an obligation to withhold and account, the Participant shall indemnify and hold harmless the Company or any Subsidiary (as the case may be) for any such taxes paid by the Company or any Subsidiary (as the case may be).

9.6	For the avoidance of doubt, the provisions of this Article 9 shall apply to a Participant’s liabilities that may arise on a taxable event in any jurisdiction.

DATA PROTECTION

Article 10

10.1

The Company may process personal data relating to the Participants in connection with the administration and operation of this Plan. The personal data of the Participants which may be processed in this respect may include a copy of an identification document, contact details and bank and securities account numbers. Each Participant’s personal data shall be stored by the Company for such time period as is necessary to administer such Participant’s participation in the Plan or as otherwise permitted under applicable law.

10.2

Each Participant’s personal data shall be handled by the Company in accordance with applicable law, including the General Data Protection Regulation (GDPR) and the rules and regulations promulgated pursuant thereto. Participants have the right to lodge complaints with an applicable supervisory authority regarding the Company’s processing of personal data pursuant to this Plan.

10.3

The Company shall implement technical, physical and organisational measures designed to protect personal data processed pursuant to Article 10.1. Personnel or third parties that have access to such personal data shall be bound by confidentiality obligations.

10.4

The Company shall abide by any statutory rights the Participants may have regarding their respective personal data processed pursuant to Article 10.1, which may include the right to access, rectification, erasure, restriction of processing, objection to processing and portability of such personal data.

10.5

In connection with the administration and operation of this Plan, the Company may transfer personal data processed pursuant to Article 10.1 to one or more third parties, provided that there is a legitimate interest in doing so. Where such third parties are located outside the European Economic Area in countries that are not considered to provide for an adequate level of data protection, the Company shall ensure that sufficient data protection safeguards are put in place, failing which explicit consent for such transfer shall be obtained from the Participant(s) concerned.

10.6

The Company may establish one or more privacy policies providing further information on data protection and applying to the processing of personal data of the Participants by the Company in connection with the administration and operation of this Plan.

AMENDMENTS, TERM AND TERMINATION Article 11

11.1

Except to the extent prohibited by applicable law and unless otherwise expressly provided in an Rollover Option Agreement, the Board may amend, supplement, suspend or terminate this Plan (or any portion thereof) pursuant to a resolution to that effect, provided that no such amendment, supplement, suspension or termination shall take effect without:

a.	approval of the General Meeting, if such approval is required by applicable law or stock exchange rules; and/or

b.

the consent of the affected Participant(s), if such action would materially and adversely affect the rights of such Participant(s) under any outstanding Rollover Option, except to the extent that any such amendment, supplement or termination is made to cause this Plan to comply with applicable law, stock exchange rules, accounting principles or tax rules and regulations.

11.2

Notwithstanding anything to the contrary in the Plan, the Committee may amend the Plan and/or any Rollover Option Agreement in such manner as may be necessary or desirable to enable the Plan and/or such Rollover Option Agreement to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local laws, rules and regulations to recognise differences in local law, tax policy or custom. The Committee also may impose conditions on the exercise or vesting of Rollover Option in order to minimise the Company’s obligation with respect to tax equalisation for Participants on assignments outside their home country and/or to enable the Company to meet its obligations with respect to the withholding of taxes and social security contributions.

11.3	The Plan shall become effective on the Closing Date and immediately prior to the Merger (as defined in the BCA).

GOVERNING LAW AND JURISDICTION

Article 12

This Plan shall be governed by and shall be construed in accordance with the laws of the Netherlands. Subject to Article 3.1 paragraph d., any dispute arising in connection with these rules shall be submitted to the exclusive jurisdiction of the competent court in Amsterdam, the Netherlands.